MAIL STOP 7010
									July 26, 2006

F. George Orr
Secretary
Valcent Products Inc.
420 - 475 Howe Street, Vancouver
British Columbia V6C 2B3

Re:	Valcent Products, Inc
	Registration Statement on Form F-1
	File No. 333-133613
	Amended June 30, 2006

Dear Mr. Orr:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements with your next amendment.

About Our Company, page 3

2. Please disclose what a "junior capital pool company" is and what your operations entailed between inception and June 30, 1998 when you acquired all the shares Good Times Roll Bicycle Rental, Inc.

3. Describe in more detail the disposition of your interest in Nettron Media Group, Inc.

Potential Products, page 34

4. We note your supplemental response to comment 32 of our May 26, 2006 letter. However, please disclose in the prospectus itself the basis for the statements you chose to retain.

Principal and Selling Shareholders, page 68

5. Please reconcile the number of shares listed as being offered on the prospectus cover page, 10,681,699, with the number listed in this section, 10,928,441.

6. We note your response to comment 46 of our letter dated May 26, 2006. Please quantify and state in your response the percentage ownership in your company held by each of Platinum Partners Macro Fund LP, Alpha Capital Aktiengesellschaft, Monarch Capital Fund Ltd or Platinum Long Term Growth III or any other of their affiliates if you disregard the ownership caps. We may have further comment based on your response.

Plan of Distribution, page 75

7. We note your statement that "The selling shareholders also may transfer and donate their shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus." Please disclose that to the extent that any successor(s) to the named selling stockholders wish to sell under this prospectus you must file a prospectus supplement identifying such successors as selling stockholders.

Signatures

8. We note your response to comment 49 of our letter dated May 26, 2006. Please revise your signature page to identify your Controller or Principal Accounting Officer.

Closing Comments

     Please contact Craig Slivka at (202) 551-3729 or in his absence
Lesli Sheppard at (202) 551-3742 with any questions.

      					Sincerely,



								Pamela A. Long
								Assistant Director

CC:	Michael M. Membrado, Esq.
	(646) 486-9771
F. George Orr
Valcent Products Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE